June 25, 2008

Ms. Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	BJ Services Company
Form 10-K for Fiscal Year Ended September 30, 2007
Filed November 29, 2007

Definitive Proxy Statement on Schedule 14A
Filed December 26, 2007
Response Letter Dated May 23, 2008
File NO. 1-10570

Dear Ms. Parker:

This letter is in response to a request from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 9, 2008 regarding the filings listed above by BJ Services Company (the “Company”). For your convenience, our response is prefaced by the Staff’s corresponding comments in bold text. Based on my discussion with Mr. William Friar on June 13, 2008, responses are for the past three fiscal years only.

Form 10-K for Fiscal Year Ended September 30, 2007

General

1.

We note the references in your Form 10-K for the fiscal year ended September 30, 2007, to your operations in the Middle East and Africa. Your 10-K does not indicate specifically whether you have operations in or related to Iran, Syria or Sudan, countries located in the referenced regions that are identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. We note, however, that your web site indicates that you have a country office and a district/station office in Syria. Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria and Sudan. Your response should include descriptions of contacts through subsidiaries or through other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

Iran

The Company, through its non-U.S. subsidiaries, has had minimal activity in Iran for the past three fiscal years. In May 2005, a non-U.S. subsidiary completed a contract with MSP Kala Naft Co Tehran (“MSP Kala Neft”) for the sale of oilfield related cementing additives for a total value of USD $35,257. MSP Kala Neft is affiliated with the National Iranian Oil Company. Since May 2005, this subsidiary’s activities with respect to Iran have been limited to efforts to recover payment for the work under this contract. The final payment was received in early 2008.

A non-U.S. subsidiary has also participated in service and sales activity in the Rhum Field in the North Sea, including the sale of oilfield related cementing additives, equipment rental, the supply of casing consumables, personnel and various third party services. The Rhum field is owned fifty percent by BP and fifty percent by the Iranian Oil Company UK Limited, a subsidiary of the National Iranian Oil Company. No work has been performed by this subsidiary in the Rhum field since April of 2006 and we do not anticipate at this time any additional work to be performed in the Rhum field in the future.

In May 2008, BJ Acquireco Canada, Inc., a wholly-owned subsidiary of BJ Services Company, acquired 100% of the issued and outstanding common shares of Innicor Subsurface Technologies Inc. (“Innicor”), an Alberta, Canada corporation. At the time of closing, Innicor had open bids and orders to sell perforating and completion tools in Iran. Innicor intends to honor all of its currently outstanding Iranian bids and orders but does not intend to tender any new bids or accept any new contracts in Iran. All work and any payments made by customers on any outstanding contracts are expected to be completed or received by the end of fiscal 2009.

Other than as described above relating to the purchase of Innicor, no new tenders have been accepted by any of the Company’s non-U.S. subsidiaries in the last three fiscal years in Iran and we do not anticipate at this time any additional operations, sales or contacts with Iran in the foreseeable future.

Sudan

Neither the Company nor any of its subsidiaries sell any products directly or indirectly into, nor conduct any business in Sudan. To our knowledge, the Company,

including its subsidiaries does not have any past, current or anticipated sales, services, agreements, commercial arrangements, or other contacts with Sudan or any entity controlled by Sudan.

Answers to questions 2 and 3 on Sudan are not applicable.

Syria

Neither the Company nor any of its subsidiaries has had any operations or sales in Syria since 2002. Since that time, our presence in Syria has been solely related to handling the payment or release of taxes, customs issues, performance bonds and guarantees for work done in the country prior to and during 2002. Until March 2008, a non-U.S. subsidiary employed one person locally in Syria to handle these administrative items and maintained an office there for this individual. The website had a designation of a district/station office in Syria related to this office and employee. As such work has been completed, we have removed the designation of a Syria district/station office from our website.

2.	Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with Iran, Syria and Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referenced countries.

We believe that our past contacts with Iran and Syria are immaterial, and in the aggregate, do not constitute a material investment risk to our security holders. Our belief is based on the fact that past operations in Iran and Syria are immaterial both quantitatively and qualitatively, and have decreased in recent years.

Quantitative data related to our sales generated in Iran, including revenue from the Rhum field, were as follows, for each of the fiscal years ended September 30 (in thousands):

	2005	2006	2007
Total revenues	$1,146	$311	$0
Total assets at fiscal year end	0	0	0
Total liabilities at fiscal year end	30	0	0

Neither the Company nor its subsidiaries has derived any revenue from activities in Syria in the past three fiscal years. Moreover, there were no material assets or liabilities with respect to any activities in Syria in fiscal years 2005, 2006, or 2007 with the exception of prepaid taxes and accruals for any potential liabilities relating to operations prior to 2002.

In addition to the quantitative factors discussed above, qualitative factors also support our belief that the Company’s operations in these countries are not material. First, we have implemented a worldwide export control compliance program to prevent making sales of our products and services to persons or countries or for activities that are restricted or prohibited without first obtaining all required U.S. export licenses or other approvals required by U.S. export control and economic sanctions laws. We take our obligations to comply with applicable U.S. sanctions laws very seriously and we dedicate a sizeable amount of time and resources to implementing and enforcing our commitment to compliance. For activities related to Syria, the Company and its subsidiaries stopped all operations in that country in 2002, which was prior to the initiation of U.S. sanctions. Second, our previous operations in Iran and Syria have been minimal in terms of overall operations of the Company and we do not anticipate entering into any additional activity in these countries. As a result, we believe that our past operations in Iran and Syria would not be considered material to a reasonable investor in making an investment decision and accordingly, these operations have not materially affected the Company’s reputation or share value.

In light of the very small scale of past activities in Iran and Syria, and the decision not to accept new contracts on behalf of Innicor, we see no negative impact on shareholders or investors. We do not believe the remaining contracts with Iran, by our subsidiary Innicor, constitute a material investment risk to our shareholders. We are not aware that any person or entity has made the decision to invest or not invest in BJ Services based on activity in these countries, nor do we think it likely that they would do so.

3.	Your qualitative materiality analysis should address whether, and to the extent to which, the Iranian, Syrian or Sudanese government, or persons or entities controlled by any of those governments, receive cash or act as intermediaries in connection with your operations.

In the past three fiscal years, the only amounts that the Iranian or Syrian governments, or persons or entities controlled by those governments, have received are related to taxes, customs or other related payments for prior operating activity and minimal amounts related to work done in the Rhum field which is partially owned by a subsidiary of the National Iranian Oil Company. Except in relation to these prior payments, the Iranian and Syrian governments do not currently receive cash or act as intermediaries for us.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (713) 895- 6089 or Margaret B. Shannon at (713) 895-5867 with any questions or comments.

Very truly yours,

Lee Whitley
Sr. Corporate Counsel